China Du Kang Co., Ltd.

A-28,Van Metropolis,

#35 Tangyan Road,

Xi'an, Shaanxi, PRC, 710065

(86)29-88830106-822

John Reynolds

Assistant Director

Office of Beverages, Apparel and

Health Care Services

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Du Kang Co., Ltd.

Form 15-12g  filed 2-8-2010

File No.: 0-53833

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), China Du Kang Co., Ltd (the "Company") hereby requests that the above-referenced Form 15-12g  withdrawing the Company’s Form 10 filing, as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on February 8, 2010, be withdrawn effective immediately. The Company is seeking withdrawal of the Form 15-12g  because the Form 10 filing underlying the Form 15-12g filing had become effective prior to the filing of the Form 15-12g, the Company wishes to remain a reporting Company under the 1934 Securities Exchange Act, and the Company exceeds the 500 shareholder threshold permitted by Form 15-12g.

Please send copies of the written order granting withdrawal of the Form 15-12g to the undersigned in care of our attorney, Charles Barkley, 6201 Fairview Road, Suite 200, Charlotte, NC 28210

If you have any questions with respect to this matter, please contact our counsel  at 704 944-4290.

Very truly yours,

/s/ Wang Yong Sheng

Wang Yong Sheng

President